Contact

thetylerhayes@gmail.com

www.linkedin.com/in/tylerhayes
(LinkedIn)

Top Skills

Web Development

User Interface Design

User Experience

Tyler Hayes

Creating the first artificial human arm | CEO at Atom Limbs | Co-founder at Bebo (acquired by Amazon)

San Francisco, California, United States

Summary

Atom Limbs is making the first artificial human arm for the 65M+ individuals worldwide with limb loss and limb difference, who make up the $800B+ market. Leveraging neural feedback, Atom's state-of-the-art robotic arm is radically superior, easier-to-use, and more competitively priced than alternatives. We're a world-class team of ex-leadership from Apple, Neuralink, and IDEO who have brought some of the most iconic products of our time to life. More at https://atomlimbs.com

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Experience

Atom Limbs
Co-Founder & CEO
September 2020 - Present (3 years 2 months)
San Francisco Bay Area

Self-employed
Angel Investor
January 2015 - Present (8 years 10 months)

I actively invest in several stealth longevity-focused startups that directly focus on full lifespan engineering vs. moderate lifespan extension.

I try not to constrain myself too much but my focus areas generally are: deep/hard/frontier tech, biotech, medical devices, robotics. Not sure if I'm a fit? Shoot me a DM.

Select legacy investments:

- Mercury

- Inventr

- Zeet

Bebo
Co-Founder

March 2016 - June 2019 (3 years 4 months)

Acquired by Amazon, 2019

Prime
Founder & CEO
June 2013 - February 2016 (2 years 9 months)

DISQUS
2 years 8 months

Product
November 2012 - June 2013 (8 months)

Acquired by Zeta Global, 2018

Community
November 2010 - November 2012 (2 years 1 month)

Tyler the Techie
Owner
June 2008 - November 2010 (2 years 6 months)

"I'm your home IT guy."

Modica Marketing
Chief Technology Officer
May 2007 - June 2008 (1 year 2 months)

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Education

St. Olaf College
Bachelor of Arts - BA, Psychology · (2004 - 2008)

St. Olaf College
Bachelor of Arts - BA, Asian Studies/Civilization · (2004 - 2008)